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                                                  Filed by Eprise Corporation

                                                  Pursuant to Rule 425 under the
                                                  Securities Act of 1933
                                                  Commission File No. 0-29319

                                           Subject Companies: Eprise Corporation
                                                                    divine, inc.

                                  NEWS RELEASE

               www.divine.com                            NASDAQ: DVIN
               --------------

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
DIVINE                                                   EPRISE
INVESTORS:                  MEDIA INQUIRIES:             MEDIA INQUIRIES:         INVESTORS:
Brenda Lee Johnson          Susan Burke/Anne Schmitt     Dan Sher or Ken Peters   Milt Alpern
Direct: 773.394.6873        Direct: 773.394.6746/ 6827   978.474.1900             508.661.5200
brenda.johnson@divine.com   susan.burke@divine.com       eprise@pancomm.com       malpern@eprise.com
                             anne.schmitt@divine.com

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FOR IMMEDIATE RELEASE

               DIVINE SIGNS DEFINITIVE AGREEMENT TO ACQUIRE EPRISE

  Acquisition expected to position divine as the first company to address the entire spectrum of content management and delivery needs

CHICAGO AND FRAMINGHAM, MASS. - SEPTEMBER 18, 2001 - DIVINE, INC., (NASDAQ:
DVIN), a premier provider of services, technology and managed applications that extend the enterprise through collaboration, interaction and knowledge solutions, and Eprise Corporation (Nasdaq: EPRS), a leading provider of content management solutions, announced today that they have signed a definitive agreement for divine to acquire Eprise in a stock-for-stock merger. Under the terms of the merger agreement, divine will acquire all of the outstanding shares of Eprise common stock for approximately 54 million shares of divine Class A common stock. Eprise stockholders are expected to receive 2.4233 shares of divine Class A common stock in exchange for each share of Eprise common stock.

The acquisition is expected to broaden divine's content management solution offerings, positioning divine as one of the first companies to address the entire spectrum of content management and delivery needs. Eprise Participant Server's industry-leading capabilities for putting content contribution and management in the hands of business users, as well as its ease of implementation and deployment, extends divine's ability to provide content management solutions that fit any corporate need.

"Businesses are struggling with the challenge of managing unprecedented volumes of information and distributing that information to key internal and external audiences. At the same time, these companies are increasingly seeking broader product suites from fewer solution providers," said divine Chairman and Chief Executive Officer Andrew "Flip" Filipowski. "Our acquisition of Eprise, as well as our recently announced plans to acquire Open Market, should enable divine to provide our customers with a full range of software applications and services to help them leverage all of their information assets. In addition, we expect to integrate the best technology and capabilities of Eprise, Open Market and divine over time to strengthen our enterprise knowledge services."
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Licensed by more than 150 customers, Eprise Participant Server(R) enables businesses to build effective end-user focused intranets, extranets and public Web sites by distributing content contribution and management responsibilities to users throughout an organization. Its content templates and automated approval workflow capabilities enable business users to actively contribute Web content, ensuring that content is timely, accurate and relevant, and freeing valuable IT resources. Eprise Participant Server is designed to run on both Windows and Solaris platforms. The Eprise Professional Services Group employs an "outside-in" discovery and planning methodology that helps businesses effectively plan, implement, measure, and enhance their Web sites.

"divine recognizes that Eprise's best-of-breed content management solution will enhance its strategy to help businesses improve their interaction and sharing of knowledge with their customers, partners, and employees," said Joe Forgione, president and CEO of Eprise. "By combining Eprise products and skills with divine's powerful products and distribution, we can bring the benefits of Eprise to a much wider audience around the world."

The Board of Directors of each company has approved the transaction and recommended it to their respective stockholders. The transaction is subject to customary approvals, including by Eprise stockholders and, to the extent required, divine's stockholders. The transaction is expected to close during the fourth quarter of 2001.

"In addition to strengthening divine's strategic position in content management, our acquisition of Eprise makes excellent economic sense and contributes substantially to divine's revenue and to our already significant cash position," said divine Chief Financial Officer Michael Cullinane. Framingham, Mass.-based Eprise reported Fiscal Year 2000 revenue of $19.0 million.

Eprise has more than 150 employees in regional offices across the United States, as well as in Canada, Germany, and the United Kingdom. In addition, Eprise Participant Server is available in English, German and Japanese editions.

divine and Eprise also signed a reseller agreement that enables the divine sales force to immediately begin selling Eprise products.

divine Chairman and CEO Flip Filipowski and Joe Forgione, president and CEO of Eprise, will participate in a conference call for reporters and analysts at 1 p.m. Eastern on September 18, 2001. To participate, call 888.469.0955. The passcode is "DIVINE."

ABOUT DIVINE, INC.

divine, inc., (Nasdaq: DVIN) is a premier provider of services, technology and managed applications that extend the enterprise through collaboration, interaction and knowledge solutions. These solutions increase operational efficiency, create business opportunities, advance brands, and build customer loyalty by enabling businesses to create meaningful interaction and collaboration within their markets and business communities, manage internal and external knowledge resources, and deploy cutting-edge technologies that are fully integrated with core business systems.
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Founded in 1999, divine focuses on Global 2000 and high-growth middle market firms, government agencies, and educational institutions, and currently serves over 500 customers. For more information, visit the company's web site at www.divine.com.

ABOUT EPRISE CORPORATION

Eprise Corporation (Nasdaq: EPRS) provides Strategic Content Management solutions that enable businesses to gain competitive advantage by focusing on the needs of the business user. Its solutions are comprised of products and services that support the use of industry best practices for managing the entire content life cycle. Eprise Professional Services uses a proven methodology to assist organizations with their content initiatives by helping them to focus the needs of a content management solution from the business user's perspective. As part of its best-of-breed approach, Eprise forms strategic alliances with technology companies to extend the capabilities of Eprise Participant Server and its partners' offerings. By integrating its products with offerings from companies such as Microsoft, IBM, Inktomi and Verity, Eprise offers an even more robust content management environment, enabling customers to improve site effectiveness and drive e-business success.

With headquarters located in Framingham, Mass., Eprise has expanded to include regional offices across the United States, as well as in Canada, Germany, and the United Kingdom. Global market distribution of Eprise Participant Server includes Canada, Europe and Asia Pacific including both German and Japanese versions of Eprise Participant Server.

                                      # # #

(C)2001 divine, inc. divine is a trademark of divine, inc. Eprise and Eprise Participant Server are registered trademarks of Eprise Corporation. All other product and company names mentioned herein are trademarks of their respective owners.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE EPRISE CORPORATION MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://ww.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.

divine, inc. and Eprise Corporation and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Eprise with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001. Information regarding Eprise's directors and executive officers is included in Eprise's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 18, 2001. Additional information regarding both companies will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

IMPORTANT NOTICE

The statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close due to the failure to obtain regulatory or other approvals; failure of the Eprise Corporation stockholders and, if their consent is required, failure of the divine stockholders to approve the transaction; the risk that the Eprise Corporation business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed
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applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Eprise's vendor and strategic partner relationships and retain key employees; increasing competition from other providers of software solutions and professional services; fluctuations in the trading price and volume of divine's stock; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by divine with the SEC relating to this transaction. Further information about risks and uncertainties relating to the companies and their respective businesses can be found in their most recent respective Forms 10-K and 10-Q filed with the SEC.